NO ACT

DC
PE
2-21-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





08041741

Received SEC
MAR 1 0 2008
Washington, DC 20549

March 10, 2008

Kenneth L. Henderson
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104-3300

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/10/2008

Re: Point Blank Solutions, Inc.
Incoming letter dated February 21, 2008

Dear Mr. Henderson:

This is in response to your letter dated February 21, 2008 concerning the shareholder proposal submitted to Point Blank Solutions by D. David Cohen. We also have received a letter from the proponent dated February 27, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: D. David Cohen
Attorney at Law
Jericho Atrium
Suite 133
500 No. Broadway
Jericho, NY 11753



Kenneth L. Henderson
Direct: 212-541-2275
Fax: 212-541-1357
klhenderson@bryancave.com

SECURITIES EXCHANGE ACT OF 1934

RULE 14a-8

Bryan Cave LLP
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February 21, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Point Blank Solutions, Inc. - Request for No-Action Letter Regarding Exclusion of Stockholder Proposal Submitted by Mr. D. David Cohen

Ladies and Gentlemen:

We are counsel to Point Blank Solutions, Inc., a Delaware corporation (the "Company"). The purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2008 Annual Meeting of Stockholders (the "2008 Proxy Materials"). Mr. D. David Cohen (the "Proponent"), submitted the proposal (the "Proposal"), which, along with a cover letter received from the proponent, is attached hereto as Exhibit A.

As more fully discussed below, the Company believes that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because the Proposal deals with matters relating to the Company's ordinary business operations. The Company hereby respectfully requests that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibit A. A copy of this letter, including Exhibit A, is being sent to the Proponent by facsimile and through Federal Express for overnight delivery, informing him of the Company's intention to omit the Proposal from the 2008 Proxy Materials. The Company intends to commence distribution of its definitive 2008 Proxy Materials on or around March 20, 2008.

We recognize that pursuant to Rule 14a-8(j)(1), the Company is required to file its reasons to exclude a proposal with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before it files its definitive proxy statement with the Commission. For reasons set forth below, the Company requests the Staff use its authority under Rule 14a-8(j)(1) to waive the 80 day requirement.

I. The Proposal

On February 19, 2008, the Company received the Proposal from the Proponent[1]. The Proposal seeks to (i) prohibit the Company from ever retaining the services of certain former officers and directors in any capacity; (ii) reject a memorandum of understanding and stipulation of settlement entered into by the Company to settle pending class action and derivative litigation; (iii) have the Company initiate litigation against certain former officers and directors; and (iv) receive a sense of the stockholders that a private placement entered into as part of a settlement of litigation be cancelled and rescinded. As more fully discussed below, each of these actions relates to litigation involving the Company and certain of its former officers and directors.

II. Background

There is significant background information relating to the Proposal and why the Company believes it is excludable pursuant to Rule 14a-8(i)(7).

Because of the actions of certain of the Company's former executive officers, a number of purported class action lawsuits were filed during the second and third quarters of 2005 against the Company and certain of its officers and directors. During the same period, a number of derivative complaints were filed against certain of the Company's officers and directors. The complaints, which were substantially similar to one another, allege, among other things, that the defendants breached their fiduciary duties and engaged in fraud, misrepresentation, misappropriation of corporate information, waste of corporate assets, abuse of control and unjust enrichment. The stockholder derivative actions were ultimately consolidated into a single stockholder derivative action and the class action lawsuits were consolidated into a single class action lawsuit.

On July 13, 2006, the Company signed a Memorandum of Understanding (the "MOU") to settle the class action and the derivative action. Under the MOU, the class action would be settled, subject to court approval, for $34.9 million in cash and 3,184,713 shares of the Company's common stock. The derivative action also would be settled, subject to court approval, in consideration of the adoption of certain corporate governance provisions and the payment of $300,000 in legal fees and expenses to the lead counsel in the derivative action.

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[1] On December 14, 2006, the Company received a proposal from the Proponent to include the same resolution in its 2007 proxy materials (see correspondence included within Exhibit A). As further discussed below, the Company did not hold an annual meeting in 2007 and thus did not distribute proxy materials for that year.

On July 31, 2006, the Company completed the funding of the $22.3 million portion of the cash settlement to be provided by the Company. Pursuant to the MOU, a substantial portion of the settlement amount paid by the Company was funded by its former Chairman and CEO through the purchase of shares of the Company's common stock in a private placement transaction. It is this private placement transaction that is the subject of one of the Proponent's proposed resolutions. In the event the settlement is not approved, the Company's former Chairman and CEO has the right to sell some or all of these shares back to the Company in exchange for the amount he paid. The balance of the funding for the settlement came from insurance proceeds.

In order to complete the transactions contemplated by the MOU, on July 31, 2006, the Company entered into, among other agreements, a release agreement. Pursuant to the release agreement, the Company's former Chairman and CEO resigned from his position as a member of its Board of Directors and from all other positions held by him in the Company or any of its subsidiaries or affiliates. These resignations were effective July 31, 2006. The release agreement contains general releases from the Company to the former Chairman and CEO and from him to the Company. If, however, the settlement is not approved by the court on the same material terms as set out in the MOU, or if the settlement otherwise does not become effective despite the reasonable best efforts of the parties, the release becomes null and void.

A Stipulation of Settlement, dated as of November 30, 2006, which contains the terms of the settlement initially outlined in the MOU, was executed on behalf of all the parties and was first submitted to the United States District Court, Eastern District of New York for its approval on December 15, 2006. In July of 2007, the court granted the lead plaintiffs' motion for preliminary approval of the settlements of the class action and derivative action and scheduled a hearing for October 5, 2007, to consider and determine whether to grant final approval of the settlements.

On October 5, 2007, the court held a hearing to consider and determine whether to grant final approval of the settlements. The court took no action at the hearing, and indicated that it would issue a decision no sooner than 45 days after the hearing (or November 19, 2007) in order to allow the Commercial Litigation Division of the U.S. Justice Department, which had been notified of the settlement, to determine if it wished to make an objection. On November 19, 2007, the Commercial Litigation Division requested leave to submit an objection to the settlement. After being granted leave by the court, the Commercial Litigation Division filed a brief in opposition. As of the date of this letter, the court has not granted final approval of the settlement and the matter is still pending.

The ongoing litigation, the MOU and the Stipulation of Settlement are more fully discussed in the Company's Exchange Act reports, including the Company's Amendment No. 1 on Form 10-K for the fiscal year ended December 31, 2006 filed with the Commission on February 19, 2008.

The Proponent filed with the court numerous objections to the settlement, but the court issued its preliminary approval over his objections.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to the Ordinary Business Affairs of the Company

Rule 14a-8(i)(7) permits a registrant to exclude a proposal if the Proposal deals with matters relating to the registrant's ordinary business operations. In the adopting release relating to the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion was "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." *SEC Rel. No. 34-40018* (May 21, 1998). One of the central considerations underlying the policy was the recognition that certain decisions were so fundamental to management's ability to run the company on a day-to-day basis they could not, as a practical matter, be subject to direct stockholder oversight. *Id.*

As noted above, the Company is currently involved in class action and stockholder derivative litigation and it is clear that the Proposal relates to such litigation and seeks to direct management and the Board of Directors specifically on how to handle the litigation. The second resolved clause provides that the "July 2006 Derivative Action Settlement . . .be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors." The third resolved clause provides that the "Company, by its current officers and counsel, be instructed to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors:" Finally, the last resolved clause provides that it is the sense of the stockholders that the July 2006 private placement, which was conducted pursuant to the MOU and was entered into to fund the settlement, be "cancelled, rescinded and rendered void ab initio." While the first resolved clause would bar certain former officers and directors from ever serving in any capacity with the Company,[2] it is clear, based on the language cited above, that the Proposal is focused on, and primarily relates to, the Company's ongoing stockholder derivative action and the ongoing class action and is an attempt to direct litigation strategy and decisions through stockholder action. Based on the plain language of the Proposal, the Proposal relates to the Company's ongoing litigation, the MOU and the Stipulation of Settlement and if implemented would require that the Company breach the settlement agreement and also initiate litigation against certain former executives and directors.

The Staff has consistently held that proposals dealing with a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations and that proposals relating to such subject matters are excludable pursuant to Rule 14a-8(i)(7). *See Reynolds American Inc.* (March 7, 2007) (proposal requesting that the company provide information on the health hazards of secondhand smoke excludable as ordinary

---

[2] Because it relates to the hiring of employees, the first resolved clause would be excludable under 14a-8(i)(7) if it were submitted as a separate proposal pursuant to 14a-8. *See Willow Financial Bancorp, Inc.*(August 16, 2007). Please note that Mr. Brooks, Ms. Hatfield and Ms. Schlegel, who are each named in the Proposal, are currently the subjects of criminal indictments and an enforcement action by the Commission. Thus, it is unclear whether they will be able to serve as officers or directors of a public company in the future.

business operations because it relates to litigation strategy); *The Coca-Cola Company* (January 29, 2007) (proposal seeking the company compensate certain individuals for their losses excludable as ordinary business operations because it relates to litigation strategy); *NetCurrents, Inc.* (May 8, 2001) (proposal requiring the company sue two individuals excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal requesting that the board of directors voluntarily spin off a new entity(s) rather than contest the government ordered breakup of the company in court excludable as ordinary business operations because it relates to litigation strategy); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting, among other things, that the company cease specified legal actions in connection with an appeal of a judgment may be excluded as relating to ordinary business operations because it relates to litigation strategy and related decisions); *Crown Central Petroleum Corp.* (Mar. 10, 1998) (proposal requesting board form a committee to supervise currently pending litigation excludable as relating to the conduct of ordinary business operations because it related to litigation strategy).

Because the Proposal relates to the Company's ongoing litigation strategy, it intrudes on the Company's ordinary business operations and is excludable from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

IV. The Staff Should Waive the 80 Day Requirement as Authorized by Rule 14a-8(j)

Pursuant to Rule 14a-8(j) of the Exchange Act, the Company was required to file with the Commission its reasons for excluding the Proposal from the 2008 Proxy Materials no later than 80 calendar days before the filing of the 2008 Proxy Materials. Rule 14a-8(j), however, provides that the Staff may permit the Company to make its submission less than 80 calendar days before the filing of its definitive proxy statement if the Company demonstrates good cause for missing the deadline.

Due to the actions of the Company's former officers and directors and the resulting inability of the Company until very recently to file historical audited financial statements with the Commission, the Company has not held an annual meeting since 2005. The Company has previously been the subject of litigation in Delaware in which the plaintiff sought to compel the Company to hold an annual meeting. In order to avoid additional litigation by other stockholders who may seek to compel an annual meeting, and in order to provide to stockholders an opportunity for an annual meeting as promptly as possible following its ability to circulate proxy materials, the new Board of Directors of the Company is attempting to convene its 2008 annual meeting promptly after it has filed its 10-K for the fiscal year ended December 31, 2007, and intends to do so on April 22, 2008. Because it was not clear until recently that the Company would be able to timely file its 10-K for 2007, it was not able to announce a definitive date of the annual meeting until late January, 2008.

The Company received the Proposal on February 19, 2008, less than 80 calendar days before it intends to file its definitive proxy statement with the Commission. Thus, the Company is unable to comply with the requirements of Rule 14a-8(j). The Company, however, believes it has demonstrated good cause for missing the deadline and asks that the Staff, pursuant to its authority under Rule 14a-8(j), waive the 80 day notice requirement as it has consistently done when the Company does not receive the Proposal from the Proponent within 80 days of filing the Company's definitive proxy statements. *See e.g. Visteon Corporation* (June 20, 2006); and *Britton & Koontz Capital Corporation* (March 14, 2006).

V. Notification and Receipt

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from the 2008 Proxy Materials. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. A copy of the Staff's response may be faxed as follows:

- To the Proponent (Attention: D. David Cohen) at (516) 933-8454; and
- To the undersigned at (212) 541-1357.

In the event that the Staff disagrees with the conclusions expressed herein regarding the omission of the Proposal from the Company's Proxy materials and the request for a waiver of the 80 day period, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact me at (212) 541-2275 or Michael McCoy at (212) 541-1114.

Please acknowledge your receipt of this letter and the attached exhibit by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,



Kenneth L. Henderson

Enclosures

cc. D. David Cohen, Esq.
Gen. Larry Ellis (Ret.)
Christine Lynch
Sondra Hickey
Division Enforcement
Securities and Exchange Commission

D. DAVID COHEN
ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

February 19, 2008

VIA TELECOPIER 212-904-0537

David P. Kasakove, Esq.
Eric Rieder, Esq.
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104

Point Blank Solutions
Proposed Resolutions
Our File No.07323.000

Dear Messrs. Kasakove & Rieder:

I previously provided to Point Blank Solutions, Inc. ("the Company") and your office proposed Resolutions for inclusion in the Proxy material for Shareholders at the 2008 Meeting (see Exhibit A attached hereto). I received no response with respect to those Resolutions.

I am now aware that it is the intention of the Company to hold its 2008 Annual Meeting in April. Please advise whether or not the Proposed Resolutions are intended to be included in the Proxy material, and if not, on what basis they have been excluded. A prompt answer would be very much appreciated.

Very truly yours,

D. David Cohen/ea

DDC/ea
Attachment

C:\WPDATA\01223-98091\07323.000 Point Blank Solutions\Arbisser.ltr 1-16-08.wpd

Exhibit A

D. DAVID COHEN

ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

December 14, 2006

VIA CERTIFIED MAIL - RETURN RECEIPT REQUESTED

Mr. Thomas C. Canfield
Secretary
Point Blank Solutions, Inc.
4031 N.E. 12th Terrace
Oakland Park, FL 33334

Point Blank Solutions, Inc. aka DHB Industries Inc.
Proposed Resolutions
File No. 07323.000

Dear Mr. Canfield:

In recent submissions to the U.S. District Court for the Eastern District of New York, attorneys involved in the pursuit of the Settlement of the Class Action and Derivative Action matters have made representations to the Court that virtually all of the shareholders, but for a few Objectors, support the Settlement. I believe those statements to be erroneous and that, in fact, a substantial percentage of the shareholders (Ex. the Individual Defendants) would, if given the unrestricted opportunity to vote freely on the Settlement, would vote against it.

In any event, I propose that the Resolutions described in the attached Schedule A hereto be included on the agenda for submission to the shareholders. If for any reason the Company is unwilling, or unable, to include such Resolutions on the agenda, please let me know at the earliest possible date in order to permit appropriate action on my part.

My best wishes to you and your family for Happy Holidays and a very good New Year.

Very truly yours,

D. David Cohen/ea

DDC/ea
Enclosure

Cc: David P. Kasakove, Esq.
Eric Rieder, Esq.
Laura Reeds, Esq.
Don Savery, Esq.

C:\WPDATA\01223-98091\07323.000 Point Blank Solutions\Canfield2.ltr12-14-07.doc

SCHEDULE A

POINT BLANK SOLUTIONS, INC. (the "Company")
PROPOSED RESOLUTIONS
For
SUBMISSION TO SHAREHOLDERS
At
2008 ANNUAL MEETING

RESOLVED, That in the judgment of the Company Shareholders, during the period from at least 2003 continuing to at least July, 2006, the Company was defrauded and looted by its former officers David H. Brooks, Sandra Hatfield, and Dawn Schlegel, while external directors Jerome Krantz, Carey Chasin, Barry Berkman and Gary Nadelman minimally took insufficient action to comply with their fiduciary responsibilities to prevent such misconduct, and that such persons (the "Former Officers and Directors" should be hereafter forever barred from serving in any capacity with the Company.

FURTHER RESOLVED, That the July 2006 Derivative Action Settlement pursuant to which the Company intended, and intends to, forego and relinquish all claims against the Former Officers and Directors without receiving any consideration whatsoever from such persons, be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors.

FURTHER RESOLVED, That the Company, by its current officers and counsel, be instructed to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors unless and until there is a recovery of: (i) Shares, Options, Warrants and other securities held by the Former Officers and Directors, plus (ii) sufficient cash or other consideration, in total sufficient to fairly and adequately compensate the Company for the losses, costs and damages caused to the Company by the Former Officers and Directors.

FURTHER RESOLVED, It is the sense of the shareholders that that the July, 2006 purported private issuance of 6,007,099 additional Shares of DHB Common Stock to David H. Brooks be cancelled, rescinded and rendered void ab initio, without return of any funds or penalty payments to Defendant Brooks, unless and until he shall have first paid to the Company any and all funds misappropriated or improperly taken by him directly or indirectly from the Company, or otherwise owing from him directly or indirectly to the Company.

D. DAVID COHEN
ATTORNEY AT LAW
JERICHO ATRIUM
SUITE 133
500 NO. BROADWAY
JERICHO, NEW YORK 11753

(516) 933-1700
(516) 933-7285
FAX: (516) 933-8454
E-MAIL: DDCLAWFM@AOL.COM

February 27, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Point Blank Solutions
Request for No-Action Letter regarding
Exclusion of Stockholder Proposal Submitted by
Mr. D. David Cohen
Our File No.07323.001

Ladies and Gentlemen:

This is a preliminary response to the request by counsel for Point Blank Solutions, Inc., formerly DHB Industries, Inc. (herein "DHB" or the "Company") for a No-Action Letter Regarding the Company's Exclusion of Stockholder Proposals (the "Proposals") previously submitted to the Company by the undersigned. The Proposals are re-submitted herewith, as Exhibit A hereof.

I respectfully submit that the No-Action Letter should be denied to the Company for two reasons:

First, it is untimely. Rule 14a 8(j)(1). See Section I Infra.

Second, the Proposals do not relate, as the Company contends, to "ordinary business operations" within the meaning of Rule 14A-8(i)(7). See Section II, Infra.

Notwithstanding the foregoing, on Thursday, February 21, 2008, the undersigned received a telephone call from David Kasakove, Esq., a partner of Bryan Cave LLP, Counsel to the Company, alerting me to the Company's request for No-Action Letter and inviting discussions. The undersigned has initiated a good faith effort with counsel to the Company to resolve any reasonable objections that the Company may have to the specific language of the Proposals, and/or to re-word those Proposals to avoid any conflict concerning inclusion/exclusion of the Proposals.

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* * * * *

It is not the objective of the undersigned, a longterm stockholder of the Company, and its former general counsel in the mid-1990s, and 2000-2001, listing counsel (2001), and briefly its Executive Vice President, with special responsibility for corporate governance matters (January 1, 2002 to June 26, 2002),[1] to be obstreperous or to intervene in ordinary and regular management prerogatives.

On the contrary, the Proposals have been advanced in the best interests of the stockholders generally and the management. The Proposals all concern the proposed Settlement of pending litigation with former officers and directors, three of whom have been separately charged by the SEC and the U.S. Attorney with criminal violations of the Securities Laws and gross violations of their fiduciary responsibilities to the Company. The stockholders have never been heard in any balanced way as to the Proposed Settlement. This would be the first time that the stockholders would have a chance to voice their opinions and provide management with insight as to how they want their Company to act.

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[1] Upon termination of my employment by David H. Brooks ("Brooks"), I promptly (July 11, 2002) provided a comprehensive warning to the Audit Committee of DHB that ____________________. The warning ws ignored with consequences even more dire to the Company and its public stockholders than the undersigned had predicted.

Section I. The Company's Application for a No-Action Letter is untimely. Rule 14 8(j)(I).

DHB had held no Annual Meeting in 2006. (I and others sought a proper meeting).

DHB had held no annual meeting in 2007.

The Proposals for the 2008 Annual Meeting were provided to the Company and counsel on December 14, 2007.[2]

Now, suddenly, in 2008, the Company moves to hold their meeting in April, instead of May, June or July (the more typical meeting time for calendar year issuers). In this application, Company Counsel seeks to use the voluntarily selected advanced April date as a reason to deny the Division adequate time to act on their request for No-Action Letter on the exclusion of the Proposals.

The request for exclusion can be, and should be, summarily denied. If ever there was a situation which called for thoughtful full exploration of potentially complex issues relating to the exclusion of stockholder Proposals, this is it.

The critical events which permitted the failures at DHB occurred immediately after the passing of the Sarbanes/Oxley Act of 2002, a direct response to similar corporate failures (i.e. Enron). Title III of the Act made a number of changes to improve responsibility of public companies in assuring the integrity of their financial disclosures, empowering audit committee, certification of financial statements, forfeiture of bonuses and profits, and officer and director bars from service. It is unquestioned that in the DHB circumstances, the former Board engaged in conduct which amounted to a wholesale violation of the Title III provisions. Yet, the current Board seeks to leave standing, without stockholder review, without stockholder vote, and even without stockholder advisory indications, a proposed Settlement of a combined Class Action and Derivative Action, which such former management alone negotiated for itself, and which is so lopsided and unfair to the Company that, for the first time in history in an unprecedented action, the Department of Justice, both its civil division (under the Class Action Fairness Act) and its criminal division stand united opposed to the Settlement. The stockholders of DHB itself, should have at least one chance to be heard as to the Settlement.

The Company can give the Division adequate time for review by moving its meeting date forward by no more than three months. I have raised that possibility with Company Counsel. Of course,

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[2] The transmittal letter was erroneously misdated December 14, 2006. Counsel to the Company then compounded the error by assuming the Proposals were intended for a never-held 2007 meeting.

the Company is in no way obligated to move its proposed meeting date. Should it, however, decide to keep the proposed accelerated date, that determination would be reason alone for denying the Company's "No Action" request.

Section II. The Proposals may not be excluded pursuant to Rule 14a-8(i)(7).

We agree that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual stockholders meeting." Ordinary issues like pricing, marketing, personnel policies, routine litigation, etc. are clearly not proper for inclusion in proxy materials.

But, there was/is nothing ordinary and regular about the proposed, pending Settlement.

On August 30, 2005, DHB announced the discontinuation of a domestic product line, and a significant loss arising therefrom. A whole series of class action and derivative action law suites arose. By the end of 2005, the class actions were consolidated into a single suit with the lead law firm being Lerach, Coughlin, Stoia, Rudman, Robbins (the "Lerach Firm")[3]. The Lerach Firm arranged for a companion derivative action to be brought by its brother law firm (Robbins, Umeda & Fink) in San Diego and by a New York lawyer, who happens to be the spouse of a sitting judge in the Eastern District of New York.

In 2005 and the first half of 2006, Class Counsel and Derivative Counsel took no discovery at all. David H. Brooks ("Brooks") former CEO, was firmly in control of DHB in a conspiracy which, the U.S. Attorney and SEC alleges, continued through at least mid-July of 2006.

In May, 2006, Lerach and representatives of Brooks'commenced "settlement" discussions, which led to the Settlement announced in July, 2006 MOU of Settlement. The principles of Settlement are simple: (i) the Company pays everything; (ii) Brooks and the other individual defendants pay nothing; (iii) the Lerach firm gets a multi-million dollar windfall fee unopposed by the other parties. Derivative counsel, purportedly in exchange for a $300,000 fee, agreed to settle the Derivative case with zero recovery for the publicly-owned Company, despite the fact that it had been financially pillaged by Brooks and Individual Defendants.

That Settlement has never been presented to the stockholders for an up and down vote, or any advisory action. It has never been presented to an Independent Board of Directors for an up and down vote. The current Board consists of seven persons, six of whom have never been elected by the stockholders of the Company,

[3] Mr. Lerach is currently in Federal Prison serving a two year term for violation of the Federal Securities Laws relating to Class Actions.

or previously presented for election; and five of whom have never voted for or against the Settlement.

The Settlement terms leave Brooks in voting control of the Company, even equipping him with more than 6,000,000 Shares[4] plus, and for which, as of the date hereof, <u>the Company has never been paid one penny</u>.[5]

The Settlement goes to the heart of corporate democracy. Is the Company going to be a weak sister company forever beholden to its former CEO, Brooks? Or, can it be a fully independent, assertive, publicly-owned Company whose management can proudly comply with all corporate governance requirements, without cowtowing to the demands of former management? Current management simply says that they are abiding by the terms of obligations they inherited as to the Settlement. We respectfully submit that "obligations" created out of thin air in a "fixed" negotiation are not binding on anyone - and the stockholders fairly deserve one chance to say "no" to management, while the litigation is pending and the Courts can make a final determination.

[4] Sold to him at "sweetheart" terms while not requiring him to repay many millions more he and his wife had stolen from the entity.

[5] He has the Shares. The money is in escrow <u>pendente lite</u>.

Conclusion.

In view of the foregoing, the undersigned hereby gives notice of his intention to press for the inclusion of the Proposals in the 2008 Proxy Materials, unless those Proposals can be modified to the mutual satisfaction of the Company and the Proposer. I again state my willingness to negotiate as to the wording of the Proposals, in good faith, with a view to enhancing good corporate governance. But, good governance begins with the consent of the governed. Soliciting stockholder votes on these Proposals will not only enhance stockholder rights, it will strengthen the Board of Directors, benefit the election process, and, in my view, ultimately improve the integrity of the publicly owned Company, no matter how the vote turns out.

In the event that the Staff desires, the undersigned is prepared to provide additional support for inclusion of the Proposals under Rule 14a-8(i)(7). Please feel free to contact me at 516-933-1700, or in my absence, Laura Reeds, Esq. at Carter Ledyard Milburn, 212-732-3232.

Enclosed please find an original plus six copies of this letter and one additional copy for return to the undersigned. Please acknowledge receipt of this letter and the attached, by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed envelope. Thank you.

Very truly yours,

D. David Cohen/ea

DDC/ea

Cc: Sondra Hickey
Division of Enforcement
Securities & Exchange Commission

Kenneth L. Henderson, Esq.
@ Bryan Cave
Telecopier No. 212-541-1357

Gary Sesser, Esq.
Laura Reeds, Esq.
@ Carter Ledyard Milburn

SCHEDULE A

POINT BLANK SOLUTIONS, INC. (the "Company")
PROPOSED RESOLUTIONS
For
SUBMISSION TO SHAREHOLDERS
At
2008 ANNUAL MEETING

RESOLVED, That in the judgment of the Company Shareholders, during the period from at least 2003 continuing to at least July, 2006, the Company was defrauded and looted by its former officers David H. Brooks, Sandra Hatfield, and Dawn Schlegel, while external directors Jerome Krantz, Carey Chasin, Barry Berkman and Gary Nadelman minimally took insufficient action to comply with their fiduciary responsibilities to prevent such misconduct, and that such persons (the "Former Officers and Directors" should be hereafter forever barred from serving in any capacity with the Company.

FURTHER RESOLVED, That the July 2006 Derivative Action Settlement pursuant to which the Company intended, and intends to, forego and relinquish all claims against the Former Officers and Directors without receiving any consideration whatsoever from such persons, be rejected in its entirety, unless substantial consideration is received by the Company from the Former Officers and Directors.

FURTHER RESOLVED, That the Company, by its current officers and counsel, be instructed to proceed with any and all necessary, appropriate and permissible litigation against the Former Officers and Directors unless and until there is a recovery of: (i) Shares, Options, Warrants and other securities held by the Former Officers and Directors, plus (ii) sufficient cash or other consideration, in total sufficient to fairly and adequately compensate the Company for the losses, costs and damages caused to the Company by the Former Officers and Directors.

FURTHER RESOLVED, It is the sense of the shareholders that that the July, 2006 purported private issuance of 6,007,099 additional Shares of DHB Common Stock to David H. Brooks be cancelled, rescinded and rendered void ab initio, without return of any funds or penalty payments to Defendant Brooks, unless and until he shall have first paid to the Company any and all funds misappropriated or improperly taken by him directly or indirectly from the Company, or otherwise owing from him directly or indirectly to the Company.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Point Blank Solutions, Inc.
Incoming letter dated February 21, 2008

The proposal relates to various matters, including the initiation and settlement of litigation.

There appears to be some basis for your view that Point Blank Solutions may exclude the proposal under rule 14a-8(i)(7), as relating to Point Blank Solutions' ordinary business operations (i.e., litigation strategy and related decisions). Accordingly, we will not recommend enforcement action to the Commission if Point Blank Solutions omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We note that Point Blank Solutions did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Heather L. Maples
Special Counsel

END